UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

UNIFIRST CORPORATION PROFIT SHARING PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3
Notes to Financial Statements, December 31, 2008 and 2007	4 - 12

Supplemental Schedule
Schedule of Assets Held for Investment as of December 31, 2008	13

Signatures	14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the UniFirst Corporation Profit Sharing Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

UniFirst Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of UniFirst Corporation Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Sullivan Bille, P.C.

Tewksbury, Massachusetts

June 17, 2009

UNIFIRST CORPORATION PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007
	2008	2007
ASSETS:
Investments (at fair value):
Common stock, common/collective trusts and mutual funds	$ 131,908,654	$166,624,498
Participant loans	7,445,626	7,089,651
Total investments	139,354,280	173,714,149
Receivables:
Employer contribution	4,900,000	4,400,000
Other	115,572	77,332
Total receivables	5,015,572	4,477,332
Total assets	144,369,852	178,191,481
LIABILITIES:
Accounts payable	7,374	6,535
Accrued expenses	2,880	2,000
Total liabilities	10,254	8,535
Net assets reflecting all investments at fair value	144,359,598	178,182,946
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	4,259,382	230,010
NET ASSETS AVAILABLE FOR BENEFITS	$ 148,618,980	$178,412,956
See notes to financial statements.

UNIFIRST CORPORATION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
	2008	2007
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment activities:
Net depreciation in value of investments	$ (46,467,109)	$ (4,761,744)
Dividends	7,438,142	13,729,007
Interest	620,578	579,195
Other	25	2,057
Net investment activities	(38,408,364)	9,548,515
Contributions:
Participants	9,321,400	8,724,244
Employer match	5,481,850	4,807,417
Employer discretionary	4,900,000	4,400,000
Total contributions	19,703,250	17,931,661
Total additions (reductions)	(18,705,114)	27,480,176
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	11,030,842	13,154,086
Administrative expenses	58,020	54,376
Total deductions	11,088,862	13,208,462
NET INCREASE (DECREASE)	(29,793,976)	14,271,714
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	178,412,956	164,141,242
End of year	$ 148,618,980	$ 178,412,956
See notes to financial statements.

UNIFIRST CORPORATION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

____________________________

1. DESCRIPTION OF PLAN

The following description of the UniFirst Corporation Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the "Company") for the benefit of its eligible employees employed by UniFirst Corporation, UniFirst Holdings, Inc., UniTech Services Group, Inc. and UniFirst First-Aid Corporation. Under a trust agreement, Merrill Lynch serves as the Institutional Directed Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees. The Company is the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Under the terms of the Plan, the participants select how the funds in their account are invested from the following offerings:

Common stock:

UniFirst Corporation

Common/collective trusts:

Merrill Lynch Retirement Preservation Trust

Merrill Lynch Equity Index Trust (Tier 12)

Mutual funds:

BlackRock Basic Value Fund (Class I)

BlackRock Global Allocation Fund (Class I)

BlackRock Government Income Portfolio Fund (Class I)

BlackRock Value Opportunities Fund (Class I)

Hotchkis & Wiley Small Cap Value Fund (Class I)

T. Rowe Price Growth Stock Fund (Advisor Class)

PIMCO Total Return Fund (Institutional Class)

Templeton Foreign Fund (Advisor Class)

American EuroPacific Growth Fund (Class R5)

BlackRock Small/Mid-cap Growth Fund (Class I)

Davis New York Venture Fund (Class Y)

During September 2008, the Plan changed the type of share class held for two of the investments. PIMCO Total Return Fund (Administrative Class) was changed to the PIMCO Total Return Fund (Institutional Class) and the American Europacific Growth Fund (Class R4) was changed to the American Europacific Growth Fund (Class R5).

1. DESCRIPTION OF PLAN (Continued)

The Plan also offers three GoalManager Model Portfolios. GoalManager Model Portfolios combine select investment options from the available investment options in the Plan. Each Portfolio has its own objective and investment mix that takes into account individual retirement goals and risks. As a result of changes to the Plan's investments that transpired during 2008 (as described above), the GoalManager Model Portfolios consist of the following funds:

	Conservative	Moderate	Aggressive

Merrill Lynch Retirement Preservation Trust

BlackRock Government Income Portfolio Fund

(Class I)

PIMCO Total Return Fund (Institutional Class)

BlackRock Basic Value Fund (Class I)

T. Rowe Price Growth Stock Fund (Advisor Class)

BlackRock Small/Mid-cap Growth Fund (Class I)

Hotchkis & Wiley Small Cap Value Fund (Class I)

Templeton Foreign Fund (Advisor Class)

American EuroPacific Growth Fund (Class R5)

	30% 25 25 6 4 — 5 3 2	10% 14 16 16 14 6 9 8 7	—% — 5 20 25 12 13 14 11
Total	100%	100%	100%

A participant may elect to invest in only one GoalManager Model Portfolio and any other active accounts, and may change such investment election on a daily basis.

Contributions

The Company provides for a matching contribution on the first 5% of compensation an employee elects to contribute. The Company matches 100% of the employee's first 3% of eligible compensation deferred and then 50% of the next 2% of eligible compensation deferred.

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company. For the years ended December 31, 2008 and 2007, the Company made a discretionary profit sharing contribution of $4,900,000 and $4,400,000, respectively.

Participation

The Plan includes all employees of non-bargaining units of the Company and eligible subsidiaries, who have completed 90 consecutive days of employment. Eligible employees may elect to contribute through a compensation reduction feature subject to limitations established by the Internal Revenue Code.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

1. DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's account is credited with (a) the participant's elective deferral contribution (b) an allocation of the individual employer matching and/or profit sharing contribution (c) forfeitures and (d) plan earnings based on the participant's account balances.

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings thereon.

A participant is 100% vested after three years of service for allocations for 2007 and later plan years. For allocations for 2006 and prior years, a participant is 100% vested after five years of service. In the event of death, retirement or permanent disability, participants become 100% vested in all account balances.

Forfeitures

Upon termination, participant accounts which are less than 100% vested are forfeited. Forfeitures are allocated to eligible participants as if they were employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2008 and 2007, forfeited non-vested accounts were $521,911 and $600,618, respectively. These accounts will be allocated to participants in the future. Forfeitures allocated to participants during the years ended December 31, 2008 and 2007 were $600,617 and $544,706, respectively.

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

Benefit payments may be made in a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions. Payments must commence no later than the attainment of age 70-1/2.

Loans

Participants may borrow up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants' wages. The Plan permits a maximum of 2 loans at one time. Loans are due over a minimum of 1 year and maximum of 4 1/2 years.

1. DESCRIPTION OF PLAN (Continued)

Administrative Expenses

Individual participant accounts are directly charged by Merrill Lynch for the processing of participant loans, expediting fees and redemption fees for certain short-term trading infractions. Investment fund management fees are also charged and reduce participant investment return. The Company bears all other plan expenses.

Plan Amendment and Termination

The Plan may be amended at any time by the Company without the signature of the Trustees, and by the Plan Administrator to comply with the Internal Revenue Code or ERISA, provided that no such amendment may deprive participants of their vested benefits.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the participant accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in mutual funds are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

The Plan's investments in UniFirst Corporation common stock are stated at market. Market being the last reported sales price on the last business day of the Plan year as reported on the New York Stock Exchange. Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan's investment in the common/collective trust – fully benefit-responsive is stated at fair value and adjusted to contract value, which is equal to cost plus accrued interest because this investment has fully benefit-responsive features. The common/collective trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in high-quality money market securities. A majority of the GICs include Synthetic GICs which are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party. Certain wrapper contracts include embedded interest rate swaps and total return swaps. Synthetic GIC wrapper values were determined by the difference between the sum of the present values of wrap fees based on replacement costs received from the wrap providers at the statement date and the sum of the present values of the wrap fees based on actual fees at the beginning of the year. Money market instruments are valued at amortized cost. Swap agreements are valued utilizing quotes received daily by the trust’s pricing service or through brokers, which are derived using daily swap curves and trades of underlying securities. Unrealized appreciation or depreciation resulting from market value changes is added to, or subtracted from, net assets.

Investment in the common/collective trust - non benefit-responsive investment contract is valued based upon the quoted redemption value of units owned by the Plan at year end. Unrealized appreciation or depreciation resulting from market value changes is added to, or subtracted from, net assets.

Participant loans are valued at their outstanding balances, which approximates fair value. The valuation technique used to measure fair value was derived using a discounted cash flow model with inputs derived from unobservable market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Pronouncement

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan's financial statements. SFAS No. 157 describes three levels of inputs that may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Risks and Uncertainties

The Plan invests in various securities including mutual funds, common/collective trusts and UniFirst Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments

Benefit payments are recorded when paid.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007 are as follows:

2008	2007

Investments at contract value (Note 2) - Merrill Lynch

Retirement Preservation Trust

Investments at fair value:

BlackRock Basic Value Fund

BlackRock Global Allocation Fund

BlackRock Government Income Portfolio Fund

BlackRock Value Opportunities Fund (2007 only)

T. Rowe Price Growth Stock Fund

PIMCO Total Return Fund

Participant Loans (2008 only)

$30,642,542 19,275,077 15,231,870 14,292,789 5,941,114 9,054,602 11,042,572 7,445,626	$25,056,949 29,400,730 19,920,441 15,038,718 10,878,808 12,211,189 10,659,626 7,089,651

During the years ended December 31, 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value, as follows:

	2008	2007
UniFirst Corporation common stock Common/collective trusts Mutual funds	$ (1,145,465) (1,018,679) (44,302,965)	$ (11,076) 135,955 (4,886,623)
Net depreciation in value of investments	$(46,467,109)	$(4,761,744)

4. FAIR VALUE MEASUREMENT

The Plan's financial instruments carried at fair value on a recurring basis by the SFAS No. 157 fair value hierarchy levels described in Note 2 consist of the following at December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds UniFirst Corporation common stock Common/collective trusts Participant loans	$ 97,584,540 6,125,167 — —	$ — — 28,198,947 —	$ — — — 7,445,626	$ 97,584,540 6,125,167 28,198,947 7,445,626
Total investments	$103,709,707	$28,198,947	$7,445,626	$139,354,280

4. FAIR VALUE MEASUREMENT (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2008:

Participant loans
Beginning fair value Issuances and repayments (net)	$7,089,651 355,975
Ending fair value	$7,445,626

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 20, 2003, stating that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualifications. Subsequent to this determination letter by the IRS, the Plan was amended. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified.

6. RELATED-PARTY TRANSACTIONS

Transactions in shares of UniFirst Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During each of the years ended December 31, 2008 and 2007, the Plan made purchases of approximately $4.7 million, and during the years ended December 31, 2008 and 2007 sales approximated $5.7 million and $2.7 million, respectively, of UniFirst Corporation common stock. At December 31, 2008 and 2007, the Plan held 206,304 shares and 218,065 shares of UniFirst Corporation common stock representing 4.1% and 4.6% of the total net assets of the Plan, respectively.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch during the years ended December 31, 2008 and 2007 were and $58,020 and $54,376, respectively.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	$148,618,980 (4,259,382)	$178,412,956 (230,010)
Net assets available for benefits per the Form 5500	$144,359,598	$178,182,946

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of total additions (reductions) per the accompanying financial statements for the years ended December 31, 2008 and 2007, to the Form 5500:

	2008	2007

Total additions (reductions) per the financial statements

Add prior year adjustment from contract value to fair

value for fully benefit-responsive investment contracts

Less current year adjustment from contract value to fair

value for fully benefit-responsive investment contracts

	$(18,705,114) 230,010 (4,259,382)	$27,480,176 442,971 (230,010)
Total additions (reductions) per the Form 5500	$(22,734,486)	$27,693,137

The following is a reconciliation of benefits paid to participants per the accompanying financial statements for the years ended December 31, 2008 and 2007, to the Form 5500:

	2008	2007
Benefits paid to participants per the financial statements Less benefit obligations payable at beginning of year	$11,030,842 —	$13,154,086 (637,846)
Benefits paid to participants per the Form 5500	$11,030,842	$12,516,240

8. RECLASSIFICATION OF AMOUNTS

Certain amounts in the financial statements for the year ended December 31, 2007 have been reclassified to conform to current year presentation.

UNIFIRST CORPORATION PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2008
		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUER/BORROWER	INCLUDING INTEREST RATES	CURRENT VALUE
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust - Fully Benefit-Responsive	$ 26,383,160	a
*	Merrill Lynch Equity Index Trust (Tier 12)	Common/Collective Trust - Non Benefit-Responsive	1,815,787
*	UniFirst Corporation	Common Stock	6,125,167
	T. Rowe Price Growth Stock Fund (Advisor Class)	Mutual Fund	9,054,602
*	BlackRock Basic Value Fund (Class I)	Mutual Fund	19,275,077
*	BlackRock Global Allocation Fund (Class I)	Mutual Fund	15,231,870
*	BlackRock Government Income Portfolio Fund (Class I)	Mutual Fund	14,292,789
*	BlackRock Value Opportunities Fund (Class I)	Mutual Fund	5,941,114
	Hotchkis & Wiley Small Cap Value Fund (Class I)	Mutual Fund	5,305,623
	PIMCO Total Return Fund (Institutional Class)	Mutual Fund	11,042,572
	Templeton Foreign Fund (Advisor Class)	Mutual Fund	5,323,276
	American EuroPacific Growth Fund (Class R5)	Mutual Fund	5,536,308
*	BlackRock Small/Mid-cap Growth Fund (Class I)	Mutual Fund	3,705,254
	Davis New York Venture Fund (Class Y)	Mutual Fund	2,876,055
		Subtotal	131,908,654
	Participant Loans	5.5% - 11.0%	7,445,626
		Total	$139,354,280
*	Represents a party-in-interest
a	Contract value equals $30,642,542

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Corporation Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIFIRST CORPORATION PROFIT SHARING PLAN

Date: June 29, 2009	By:	/s/ Ronald D. Croatti
Ronald D. Croatti, Trustee

	By:	/s/ John B. Bartlett
John B. Bartlett, Trustee